Robert Schmid Employment/Education History

Experience:

Intelligent Clinical Systems
Founder/CEO
June 2025 - Present

Long Beach Memorial Medical Center
Registered Critical Care Nurse
January 2023 - June 2025

Huntington Beach Hospital
Registered Nurse - Critical Care
Feb 2022 - May 2023

Education:

University of Arizona
Master of Business Administration - MBA, Entrepreneurship
2025-2026

University of San Diego
Master of Engineering - MEng, Cyber Security
2019-2020

University of San Diego
Master's Degree, Nursing
2008-2010